

Mail Stop 3030

March 16, 2016

<u>Via E-mail</u>
Mr. Jonathan Chou
Interim Chief Executive Officer
Kulicke and Soffa Industries, Inc.
23A Serangoon North, Avenue 5
#01-01 K&S Corporate Headquarters
Singapore 554369

>　　**Re:**　**Kulicke and Soffa Industries, Inc.**
>　　　　**Form 10-K for the Fiscal Year Ended October 3, 2015**
>　　　　**Filed November 18, 2015**
>　　　　**File No. 000-00121**

Dear Mr. Chou:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 3, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 42</u>

1.　We note that your headquarters are in Singapore, that a significant portion of your income before income taxes is derived from foreign sources and that as of the 2015 year-end more than $530.5 million of your undistributed earnings were permanently reinvested outside the United States. Further, although we note that at October 3, 2015 you held cash and cash equivalents of approximately $498.6 million, representing approximately 55 percent of your total assets, in your February 2, 2016 earnings call you indicated that your cash position is extremely limited in the U.S. and remains a major constraint, such that you are considering adding a credit facility to help buffer the limited cash balance. Please address the following in your future filings:

- Disclose the amount of cash, cash equivalents and liquid investments held by foreign subsidiaries at each balance sheet date and quantify any amounts that would not be available for use without potentially incurring U.S taxes.

- Provide a discussion of any known trends, demands or uncertainties relating to your liquidity as a result of your policies of permanently reinvesting earnings outside the U.S. Discuss any strategies you have in place to access cash held overseas. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 12: Income Taxes, page 71

2.   Please describe to us in greater detail the business structure reorganization of your foreign subsidiaries that resulted in a change in your permanent reinvestment assertion outside the United States. Please explain to us how you applied the guidance in ASC 740-30-25-17 that resulted in your recording a $19.7 million tax benefit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery